[ORMAT LOGO]

April 20, 2007

Mr. William Choi, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549.
Mail Stop 3561

Dear Mr. Choi:

Re:	Ormat Technologies, Inc. — Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 28, 2006 File No. 1-32347

Ormat Technologies, Inc. (the ‘‘Company’’) acknowledges receipt of the letter dated March 9, 2007 (the ‘‘Staff Letter’’) from the Division of Corporation Finance of the United States Securities and Exchange Commission (the ‘‘Staff’’). Reference is also made to the conversation between Mr. Joseph Tenne, the Company’s Chief Financial Officer, and Ms. Yong Kim on March 22, 2007, during which it was agreed that the Company would respond to the Staff Letter by April 30, 2007. All references to ‘‘we’’ and ‘‘our’’ hereinafter refer to the Company.

We respectfully respond as follows:

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10 — Refinancing of the Puna Project, page 130

1.    SEC Comment

‘‘We have reviewed your response to our prior comment 3 in our letter dated December 29, 2006 and note your explanation for including the $71 million prepaid rent and $7.6 million (which subsequently totaled $12 million) as cash flows from operating activities. It appears you concluded these cash flows should be classified as operating cash flows as a result of your determination that the lease out, lease in (LOLI) transactions should be treated as operating leases for financial reporting purposes. Please provide us a detailed explanation of your lease out, lease in transaction including all the pertinent terms and conditions which were evaluated in your analysis and cite for us the authoritative basis in US GAAP for your conclusions’’.

Company’s Response

Background on the Lease Transactions:

On May 19, 2005, the Company’s wholly owned subsidiary in Hawaii, Puna Geothermal Ventures (‘‘PGV’’), entered into a transaction involving the 12-year old Puna geothermal power plant located on the Big Island of Hawaii, which plant was acquired in June 2004. A similar transaction relating to two new geothermal wells that PGV drilled in the second half of 2005 (for production and injection) was completed on December 30, 2005. For the purpose of this letter, we refer to the power plant and the two additional wells collectively as the ‘‘Puna Project’’.

Pursuant to a head lease (the ‘‘Head Lease’’), PGV leased the Puna Project to an unrelated company (the ‘‘Counterparty’’) in return for prepaid lease payments of $83.0 million (the ‘‘Deferred Lease Income’’). The Head Lease has an initial term of 31 years and renews automatically until the final shutdown of the Puna Project without payment of additional rent. We refer to the term of the Head Lease as 31 years, because that is the estimated remaining economic life of the Puna Project. PGV does not have an option to terminate the Head Lease prior to the end of the 31-year term. The carrying value of the Puna Project as of December 30, 2005 was $58.3 million. The Counterparty simultaneously leased back the Puna Project to PGV under a 23-year lease (the ‘‘Project Lease’’). PGV has options to renew the lease term under certain conditions as described in the ‘‘Accounting for the Lease-out Lease-in (‘‘LOLI’’) Transactions’’ section below. PGV’s rent obligations under the Project Lease will be paid solely from revenues generated by the Puna Project under a power purchase agreement that PGV has with Hawaii Electric Light Company (‘‘HELCO’’). PGV’s obligations under the Head Lease are secured by a security interest granted to the Counterparty in PGV’s rights in the geothermal resource and the related power purchase agreement.

        Accounting for the Lease-out Lease-in (‘‘LOLI’’) Transactions

        Gross vs. Net Presentation

A company may enter transactions where it leases out property that it owns and simultaneously leases back the property with the same counterparty. In a lease-out, lease in (‘‘LOLI’’) transaction, a question arises as to whether the accounting for the two leases should be on a gross basis, that is, accounting for each lease separately, or on a net basis, that is, accounting for the net LOLI transaction as a financing.

PwC’s Accounting and Reporting Manual Section 4650.534 provides the following guidance on point:

‘‘. . . the LOLI should be accounted for on a gross basis only if all of the following requirements are met:

1.	The lessee/sublessor is legally permitted to use the property subject to the lease.

2.	Based on the contractual terms, there is at least a reasonable possibility that the lessee/sublessor will be able to use the property because the head lease term will be longer than the sublease term. Stated differently, the lessor/sublessee would not be economically compelled to exercise any early buyout option that it may have.

3.	If the head lease would be classified by the lessor/sublessee as an operating lease, the sublease must also meet the requirements to be classified as an operating lease by the lessor/sublessee.

The lessor/sublessee in a LOLI transaction that does not meet these requirements should account for the transaction as a financing.’’

Section 4650.534 further states that ‘‘if the LOLI transaction is accounted for on a gross basis and each of the leases is classified as an operating lease, the company should continue to depreciate the asset following its normal depreciation policy. Any deferred revenue recorded under the head lease based on the receipt of cash at the time of the LOLI transaction should be recognized as rental income on a straight-line basis over the term of the head lease.’’

We believe that this approach is appropriate. Moreover, our transactions meet the three requirements indicated above and therefore, we have accounted for the LOLI transactions on a gross basis. Furthermore, we have recorded the Head Lease prepayments as Deferred Lease Income and are recognizing lease income on a straight-line basis over the term of the Head Lease.

Following is the basis for our conclusion that the transactions meet the three requirements indicated for gross accounting:

1.	The lessee/sublessor is legally permitted to use the property subject to the lease.

There are no legal obstacles to the Counterparty being able to operate the property subject to the lease or to lease it to another party. We understand that this requirement is intended to prevent gross accounting when the counterparty would be precluded from using the leased property. This would involve a situation where the leased property could be operated only by (i) the government entity that owns the property or by (ii) a utility that has a legal monopoly.

2.	Based on the contractual terms, there is at least a reasonable possibility that the lessee/sublessor will be able to use the property because the head lease term will be longer than the sublease term. Stated differently, the lessor/sublessee would not be economically compelled to exercise any early buyout option that it may have.

There is at least a reasonable possibility that the Counterparty will have use of the property during the 8-year period following the end of the Project Lease term because, while PGV does have options to renew the Project Lease, it is not economically compelled to exercise them. Furthermore, PGV does not have an option to terminate the Head Lease prior to the end of its 31-year term.

3.	If the head lease would be classified by the lessor/sublessee as an operating lease, the sublease must also meet the requirements to be classified as an operating lease by the lessor/sublessee.

Classification of the Head Lease

We have classified the Head Lease as an operating lease based upon the guidance in Statement of Financial Accounting Standards No. 13, Accounting for Leases (‘‘SFAS No. 13’’), paragraph 6.b.iv., because (1) the leased property involves real estate/integral equipment; (2) the fair value of the leased property does not equal its carrying value; and (3) ownership of the leased property does not automatically transfer to the counterparty at the end of the lease term.

Classification of the Project Lease

We have classified the Project Lease as an operating lease because none of the criteria in SFAS No. 13, paragraph 7, were met. The only criterion that was close to being met was the one in paragraph 7c. The Company concluded that based upon the estimated remaining economic life of 31 years (supported by an appraisal), the lease term was less than 75% of the estimated economic life of the leased property. The Project Lease contains two types of renewal options as described below:

•	Contingent Renewal Option with a Variable Term (‘‘Option A’’): a renewal option that is contingent upon the estimated remaining useful life of the Puna Project being longer than eight years as determined at the end of the noncancelable 23-year term (the ‘‘Renewal Date’’). Specifically, if the estimated remaining useful life determined as of the Renewal Date is eight years (i.e., no change to the 31-year estimated useful life as determined in May 2005), then PGV would not have an option to renew the Project Lease. However, if the estimated remaining useful life as of the Renewal Date is greater than eight years, then PGV would have an option to renew the lease for only a portion of such remaining useful life. Rent during the renewal term in Option A is based on the average annual rent paid during the basic 23-year lease term; or

•	Fair Market Value Renewal Lease Terms (‘‘Option B’’): Minimum three year renewal options. Rent during this renewal term is at fair market value, as determined at the time.

We have concluded that for purposes of paragraph 7c, the lease term of the Project Lease should only include the noncancelable lease term of 23 years because we are not reasonably assured of renewing the lease under either Option A or Option B for the following reasons:

(i)	The availability of Option A is contingent upon a future determination that the remaining useful life of the Puna Project is longer than previously contemplated;

(ii)	Our power purchase agreement with HELCO expires at the end of 2027, shortly before the renewal period;

(iii)	We operate several power plants in various locations in the United States and throughout the world, and we are continuing to develop new power plants. As such, while the Puna Project is individually important to us, it is not critical to our success; and

(iv)	The rent under Option B is at the then current fair market value.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at Tel: 1-775-356-9029 or 1-775-303-3406.

Sincerely,

Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.